

Micromem Annual Filings

Listing: NASD OTC-Bulletin Board – Symbol: "MMTIF"
Shares issued: 59,291,771 (as of March 1, 2005)
SEC File No: 0-26005

(Toronto, Ontario: March 4, 2005) - Micromem Technologies Inc. is pleased to announce the filing of its audited financial statements for the year ended October 31, 2004, together with the Management's Discussion & Analysis, and the Company's Annual Report on Form 20-F prepared in accordance with the United States Securities Exchange Act of 1934, on SEDAR and EDGAR on Monday, February 28, 2005. These documents may be viewed at www.sedar.com and by searching EDGAR at http://www.sec.gov/.

About Micromem Technologies Inc.

Over the last five years, Micromem has been devoted to the development of MRAM technology. Once the MRAM technology is fully developed, Micromem intends to target various applications for the technology. Radio Frequency Identification (RFID) tags will be Micromem's first market objective. All MRAM development work is undertaken pursuant to research collaboration agreements among Micromem, the University of Toronto, Dr. Harry Ruda and OCE Inc., a not-for-profit corporation supported through the Ontario Ministry of Economic Development and Trade's (MEDT) Ontario Centres of Excellence program. Micromem holds the first right to an exclusive, world-wide and perpetual sub-license for the use of the technology.

Statements in this news release that are not historical facts, including statements about plans and expectations regarding products and opportunities, demand and acceptance of new or existing products, capital resources and future financial results are forward-looking. Forward-looking statements involve risks and uncertainties, which may cause Micromem's actual results in future periods to differ materially from those expressed or suggested herein. These uncertainties and risks include, without limitation, the inherent uncertainty of research, product development and commercialization, the impact of competitive products and patents, our ability to fund our current and future business strategies and respond to the effect of economic and business conditions generally as well as other risks and uncertainties detailed from time to time in Micromen's filings with the Securities & Exchange Commission. For more information, please refer to Micromem's Annual Report on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. Micromem is under no obligation (and expressly disclaims any obligation) to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

For further information contact:
Jason Baun, at tel. 1-877-388-8930.
Press Contact: Steven Wright-Mark
Schwartz Public Relations
212-677-8700 ext. 29 **steven@schwartzpr.com**